Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

MONTHLY SALES IMPACTED BY ONGOING CHINA MARKET UNCERTAINTY

	September 2018	Change year-on-year	Q2 FY19 July – Sept 2018	Change year-on-year	Jan – Sept 2018	Change year-on-year
Jaguar Land Rover	57,114	(12.3)%	129,887	(13.2)%	448,106	(4.0)%
Jaguar	19,146	4.4%	41,940	(0.8)%	135,995	(1.1)%
Land Rover	37,968	(18.8)%	87,947	(18.1)%	312,111	(5.2)%

Whitley, UK, October 8, 2018: Jaguar Land Rover today reported total retail sales of 57,114 vehicles in September 2018, down 12.3% year on year despite strong sales for new models including the Range Rover Velar and the Jaguar I-PACE and E-PACE.

Sales in China declined by 46.2%, as ongoing market uncertainty resulting from import duty changes and continued trade tensions held back consumer demand.

Jaguar Land Rover sales were down a modest 0.8% in the UK and 4.7% in Europe, which saw large industry declines of 20.5% in the UK and 31% in Germany primarily relating to the timing of new WLTP homologation rules as well as reduced diesel demand.

In North America, Jaguar Land Rover sales were 6.9% lower, largely reflecting lower industry sales (down 5.5%) and reduced incentives on Jaguar sedans, although Land Rover had a record September with sales up 7.3%.

Strong sales of new models including the electric Jaguar I-PACE, the Jaguar E-PACE compact SUV, and the Range Rover Velar helped offset slower sales of older models, such as the Range Rover Evoque and the Land Rover Discovery Sport.

As part of the company’s continued strategy for profitable growth, Jaguar Land Rover is focused on achieving operational efficiencies and will align supply to reflect fluctuating demand globally as required.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“As a business we are continuing to experience challenging conditions in some of our key markets. Customer demand in China in particular has struggled to recover following changes in import tariffs in July and intensifying competition on price, while ongoing global negotiations on potential trade agreements have dampened purchase considerations. Despite this, we expect lower tariffs on UK imports to be beneficial over the full year.

“For Jaguar, we are continuing to see positive customer response to new products to market. The all-electric I-PACE and the sporty E-PACE compact SUV in particular, which have only recently joined our line-up in China, are driving demand globally.

“While sales of Land Rover models ahead of upcoming new and refreshed models are lower, we are encouraged to see strong customer demand for the new Range Rover Velar and Range Rover and Range Rover Sport Plug-in Hybrid variants as we head into the winter months.”

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

We employ more than 44,000 people globally and support around 260,000 more through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend in the region of £4.5 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.